EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-20057, 333-20073,333-31398, 333-76096, 333-76654, 333-85518, 333-106270, 333-106271 and 333-110706) of Education Management Corporation and Subsidiaries of our report dated September 12, 2005, with respect to the consolidated financial statements and schedules of Education Management Corporation and Subsidiaries, Education Management Corporation and Subsidiaries’ management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Education Management Corporation and Subsidiaries, included in the Annual Report (Form 10-K) for the year ended June 30, 2005.

/s/     ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

September 12, 2005